UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 22, 2024

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Resignation of a Director

Dr. Zhi-Cheng Xiao

The board of directors (the "Board") of Integrated Media Technology Limited (the "Company") received the letter of resignation from Dr. Zhi-Cheng Xiao ("Dr. Xiao"), a non-executive director of the Company, with effect on July 22, 2024. Dr. Xiao's resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Dr. Xiao to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 24, 2024

Integrated Media Technology Limited

By:	/s/ Megat Radzman Bin Megat Khairuddin
Name:	Megat Radzman Bin Megat Khairuddin
Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Resignation Letter dated July 22, 2024 from Dr. Zhi-Cheng Xiao